Filed pursuant to
                                                        Rule 424(b)(3)
                                                        Reg. Stmt. No. 333-63243


Supplement Dated February 16, 2000 to                                AVISTA
Prospectus Dated September 11, 1998                                        Corp.


On November 12, 1999, the Board of Directors of Avista Corporation adopted a new Shareholder Rights Plan, effective February 16, 2000. The Rights outstanding under the old Plan expired on February 16, 2000. The old Plan is described in the Dividend Reinvestment Prospectus dated September 11, 1998.

In connection with the adoption of the new Plan, the Board of Directors declared a dividend of one Right for each outstanding share of Common Stock payable on February 16, 2000 (contemporaneously with the expiration of the Rights outstanding under the old Plan) to shareholders of recorded at the close of business on February 15, 2000, and the Company will grant one Right for each share issued thereafter. No separate certificates will be issued. The Rights are evidenced by existing stock certificates and no action is required on your part. The Rights will expire on March 31, 2009.

Generally, in the event that any person commences a tender offer for 10% or more of the Company's outstanding Common Stock, the Rights would trade separately and become exercisable, entitling the holder of each Right (subject to specified conditions) to purchase one one-hundredth of a share of a new series of the Company's Preferred Stock at a purchase price of $70 per share. Upon any acquisition by any person of 10% or more of the Company's outstanding Common Stock, each unexercised Right would entitle the holder to purchase a number of shares of the Company's Common Stock having a market value equal to two times the $70 purchase price. If, after any such acquisition, the Company were acquired in a merger or other business combination, each unexercised Right would entitle its holder to purchase a number of the acquiring Company's Common Shares having a market value of two times the purchase price. In no event would the Rights be exercisable by the acquiring person or its affiliates. The Board of Directors may choose to redeem the Rights before they become exercisable.

Except as otherwise indicated in this Supplement, the new Shareholder Rights Plan is the same in all material respects as the old Plan, which is described in the Dividend Reinvestment Prospectus dated September 11, 1998.